By EDGAR Correspondence and Facsimile

March 10, 2009

Terence O’Brien

Accounting Branch Chief

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-7010

Re:	Franklin Resources, Inc.
Form 10-K for Year Ended September 30, 2008
File No. 001-09318

Dear Mr. O’Brien:

We have received your letter dated February 20, 2009. Set forth below are each of the comments in your letter followed by our response. Where additions or changes to disclosures in future filings are included the revised language is provided in bold text.

Form 10-K for the Year Ended September 30, 2008

Goodwill and Other Intangible Assets, page 53

1.	Comment:

We note your response and your revised disclosure in your Form 10-Q for the quarter ended December 31, 2008. Your policy discloses the assumptions you use to estimate the fair value of your reporting unit, indefinite-lived intangible assets, and definite-lived intangible assets. Please quantify the assumptions and provide a sensitivity analysis in future filings. Also, please disclose the headroom between the fair value and carrying value in your testing of goodwill, indefinite and definite-lived intangible assets. This detailed information will provide the reader with greater insight into the quality and variability of your financial position and operating results.

Response:

In future filings, we will quantify key assumptions, provide a sensitivity analysis and disclose the headroom between the fair value and carrying value in our testing of goodwill, indefinite-lived and definite-lived intangible assets. We will revise our critical accounting policy disclosure for “Goodwill and Other Intangible Assets” as described below. Please note that December 31, 2008 disclosures are provided for illustrative purposes only.

“We make significant estimates and assumptions when valuing goodwill and other intangible assets in connection with the initial purchase price allocation of an acquired entity, as well as when evaluating impairment of goodwill and other intangible assets on an ongoing basis.

Goodwill is tested for impairment annually during the first fiscal quarter of the year, and when an event occurs or circumstances change that more likely than not reduce the fair value of a reporting unit below its carrying value. Our impairment test involves a two-step process. The first step requires the identification of the reporting units, and comparison of the fair value of each of these reporting units to the respective carrying value. If the carrying value is less than the fair value, no impairment exists and the second step is not performed. If the carrying value is higher than the fair value, there is an indication that impairment may exist and the second step is performed to compute the amount of the impairment. In the second step, the impairment is computed by comparing the implied fair value of reporting unit goodwill with the carrying value of that goodwill. We have determined that we have two reporting units, investment management and banking/finance, which are the same as our operating segments. All goodwill has been assigned to the investment management reporting unit.

Indefinite-lived intangible assets are tested for impairment annually during the first fiscal quarter of the year, and when events or changes in circumstances indicate the assets might be impaired. Impairment is indicated when the carrying value of the intangible asset exceeds its fair value.

In estimating the fair value of the reporting unit and indefinite-lived intangible assets, we use valuation techniques based on an income approach where future cash flows are discounted. Our future cash flow estimates include assumptions about revenue and asset under management growth rates, pre-tax profit margin, the average effective fee rate, the effective tax rate, and the discount rate, which is based on our weighted average cost of capital. In our view, the most relevant assumptions to the determination of estimated fair value are the assets under management growth rate and the discount rate.

As of October 1, 2008, we performed our annual impairment tests for goodwill and indefinite-lived intangible assets. We estimated the future cash flows using a 6.0% compounded annual growth rate of assets under management and a discount rate of 14.4%. The fair value of the investment management reporting unit exceeded its carrying value by more than 100%. The fair value of investment management contracts of Franklin Mutual Advisers, LLC (“FMA”), which represented approximately 85% of our indefinite-lived intangible assets, also exceeded their carrying value by more than 100%. The fair values of our other indefinite-lived intangible assets exceeded their respective carrying values by more than 70%.

The assumptions used in our annual impairment tests for goodwill and indefinite-lived intangible assets were developed taking into account the ongoing market conditions with an expectation that the recovery in the level of assets under management may take longer than has been historically experienced in years following a severe market downturn. Therefore, the growth rate assumption used as of October 1, 2008 was lower than the historical compounded growth rates. With the reduced expectations of assumptions, we did not recognize any impairment because our estimates of the fair values of our reporting unit and our indefinite-lived assets exceeded their respective carrying values. A hypothetical 500 basis point decline in the assets under management growth rate or a 500 basis point increase in the discount rate would not cause either the investment management reporting unit or the management contracts to fail step one of the impairment tests for goodwill or indefinite-lived intangible assets.

We subsequently monitor the market conditions and their potential impact on the assumptions used in the annual impairment calculations of fair value to determine whether circumstances have changed that would more likely than not reduce the fair value of our reporting unit below the carrying value, or indicate that our indefinite-lived intangible assets might be impaired. We consider, among other things, changes in our assets under management and pre-tax profit margin amounts, which affect our revenue growth rate assumptions, by assessing whether these changes would impact the reasonableness of the assumptions used in our impairment test as of October 1, 2008. We also monitor fluctuations of our common stock per share price to evaluate our market capitalization relative to our reporting unit as a whole. During the three months ended December 31, 2008, there were no impairments to goodwill or indefinite-lived intangible assets as we determined no events occurred or circumstances changed that would more likely than not reduce the fair value of our reporting unit below the carrying value, or indicate that our indefinite-lived intangible assets might be impaired.

We test definite-lived intangible assets for impairment quarterly. Impairment is indicated when the carrying value of the asset is not recoverable and exceeds its fair value. In evaluating the recoverability of definite-lived intangible assets, we estimate the undiscounted future cash flows, without interest charges, to be derived from these assets. Our future undiscounted cash flow projections include assumptions about revenue and asset under management growth rates, effective fee rates, investor redemptions, pre-tax profit margin, and expected useful lives. In our view, the most relevant of these assumptions to determine future cash flows is the change in the amount of assets under management. Fair value is determined by discounted cash flows or other methods as appropriate for the asset type. No impairment was recognized as a result of our December 31, 2008 impairment analysis because our estimate of the undiscounted expected cash flows from these assets exceeded the asset carrying values.

As of December 31, 2008, approximately 89% of our definite-lived intangible assets related to investment management contracts of Fiduciary Trust Company International (“FTCI”). The undiscounted future cash flow projections for FTCI institutional and high net-worth management contracts exceeded their carrying values by approximately 40% and 10%, respectively. We estimated the undiscounted future cash flows using assets under management growth rates ranging from -5.9% to 0.3% depending on the type of management contracts. The undiscounted future cash flow projections for the other definite-lived intangible assets exceeded their respective carrying values by more than 100%. The assumptions used in our impairment tests for definite-lived intangible assets were developed taking into consideration the ongoing market conditions. As of December 31, 2008, a decline in our assets under management of approximately 10% could cause us to evaluate whether the fair value of our definite-lived intangible assets is below the asset carrying values.

While we believe that our impairment tests and the assumptions used to estimate fair value are reasonable and appropriate, if the assumptions used in our estimates of fair value change in the future, we may be required to record impairment charges or otherwise accelerate amortization expense. However, we cannot predict the occurrence of future events that might adversely affect our assumptions and estimates of fair value.”

Goodwill and Other Intangible Assets, page 53

2.	Comment:

In future filings, please provide a discussion of your consideration of the ongoing market conditions in developing your fair value estimates and underlying assumptions. For example, discuss how you have considered changes in assets under management and profit margins in determining your growth rate assumptions. Also, discuss your process for monitoring the assumptions used in your fair value estimates, as discussed in your response.

Response:

In future filings, we will expand our critical accounting policy disclosure for “Goodwill and Other Intangible Assets” to include a discussion of our consideration of the ongoing market conditions in developing our assumptions. We will also expand in greater detail our discussion about the process for monitoring the assumptions used in our fair value estimates performed subsequent to our annual impairment test of goodwill and indefinite-lived intangible assets. We have included these expanded disclosures in our response to comment 1 above.

Consolidation of Variable Interest Entities, page 55

3.	Comment:

We note your response to prior comment 13 and the revised policy disclosures on page 39 of your Form 10-Q for the quarter ended December 31, 2008, which discusses the complexity of your FIN 46R analysis. Please clarify the number of VIEs evaluated and describe how the testing is performed, e.g. whether you test each VIE separately with unique assumptions or whether testing for certain categories of VIEs can be combined or performed with matching assumptions. As appropriate, quantify and discuss individual significant assumptions and analyze the sensitivity of your conclusions to those assumptions. Quantify and discuss the financial statement implications of a future change resulting in consolidation of these entities.

Response:

Our variable interest entities include the following two categories: 1) certain sponsored investment products (“mutual funds”) and certain other investment products (collectively, “investment products”), and 2) limited liability partnerships, limited liability companies, and joint ventures (collectively, “other VIEs”).

Our variable interests in the investment products generally include our equity ownership interest and the investment management and related service fees that we receive from the sponsored investment products. Total assets under management of investment products in which we held a variable interest, but were not the primary beneficiary were approximately $28.0 billion at December 31, 2008, consisting of approximately 270 investment products. In our Form 10-Q for the quarter ended December 31, 2008, we disclosed our variable interests in investment products and quantitative information as required by FSP FAS 140-4 and FIN 46(R)-8, “Disclosures by Public Entities (Enterprises) about Transfers of Financial Assets and Interests in Variable Interest Entities” (the “FSP”) (refer to Note 11 – Commitments and Contingencies).

The variable interest from our equity ownership interest in the investment products is the most significant factor in the overall determination of whether we are the primary beneficiary. The likelihood that we would be the primary beneficiary of investment products increases when we have substantial equity ownership interest. The variable interest from the investment management and related service fees we earn, which is highly complex and involves significant judgments, estimates, and assumptions to assess, generally is not significant to the overall determination of whether we are the primary beneficiary. Thus, when the investment management and related service fees is our only variable interest, the likelihood of consolidation is low.

In the event we were required to consolidate our nonconsolidated investment products, we would derecognize our investments and recognize each individual security held by the investment products as trading investment securities and record a minority interest liability (i.e. noncontrolling interest upon adoption of FASB Statement No. 160, Noncontrolling Interests in Consolidated Financial Statements, an amendment of ARB No. 51, on October 1, 2009). The result of consolidation effectively is a simple gross up of our consolidated balance sheet and consolidated income statement. The economics to us are not changed because we derive no other benefit from these assets and cannot use them in our operations. Also there would be no contractual covenant concerns raised as a result of consolidation as the investment products are not leveraged. If we were required to consolidate these VIEs, we would have consolidated approximately $28.0 billion of assets under management as of December 31, 2008.

We also have investments in other VIEs for which our variable interest in these entities generally comprises our equity ownership interest. These VIEs are recognized as investments in equity method investees because we are not the primary beneficiary. The investment carrying value of other VIEs was $69.2 million at December 31, 2008. In our Form 10-Q for the quarter ended December 31, 2008, we also disclosed our variable interests in these entities in accordance with the FSP.

We specifically disclose our 49% ownership interests in Lightning Finance Company Limited (“LFL”) and Lightning Asset Finance Limited (“LFAL”) because they are significant variable interests. LFL and LFAL were established for the purpose of entering into a financing transaction with a third party subsidiary of an international banking institution, which owns the remaining 51% ownership interests.

Definitive Proxy Statement

Stock Ownership Guidelines, page 11

4.	Comment:

In future filings, please disclose whether any directors or officers are not in compliance with your stock ownership guidelines.

Response:

As disclosed on page 11 of the Company’s Proxy Statement, all directors are expected to comply with the Company’s Stock Ownership Guidelines by December 16, 2010 or, if later, within five years of first joining the Board of Directors. Similarly, the senior officers of the Company to whom the policy applies, are expected to comply with the Stock Ownership Guidelines by the later of December 31, 2010 or five years from when he or she first assumed the particular senior officer position for which stock ownership is expected.

Since the deadline for compliance by the Company’s directors and senior officers has not yet occurred, we did not include detailed disclosure regarding their compliance in the Proxy Statement. Once the compliance periods described above have elapsed, we will include disclosure in our future filings regarding director and officer compliance with the Company’s Stock Ownership Guidelines.

Director Fees, page 17

5.	Comment:

In future filings, please provide disclosure to explain negative compensation values. In this regard, we note the negative values in the “Stock Awards” column with respect to Messrs. Joffe and Woodworth.

Response:

As disclosed in footnote (2) to the Stock Awards column of the Fiscal Year 2008 Director Compensation Table on page 18 of the Company’s Proxy Statement, the Stock Awards column is comprised of the Company’s financial accounting expense for fiscal year 2008, recorded in accordance with the requirements of Financial Accounting Standards No. 123 (revised 2004), Share-Based Payment (“FAS 123R”) (but disregarding estimates for forfeitures, if any), associated with (i) an annual grant of Company common stock made on January 31, 2008, provided such stock grant was not deferred into hypothetical units of Company sponsored mutual funds, and (ii) director fees earned in fiscal year 2008 and prior fiscal years but whose payment is deferred into hypothetical shares of the Company’s common stock and eventually payable in cash.

In the final sentence of footnote (2) to the Stock Awards column of the Fiscal Year 2008 Director Compensation Table on page 18 of the Company’s Proxy Statement, we explained that because of the required accounting treatment under FAS 123R, the Stock Award amounts for fees earned in fiscal year 2008 and prior years and deferred into hypothetical shares of Company common stock vary (up or down) to reflect market prices of the Company’s common stock.

The Company’s liability to pay out such hypothetical shares in cash decreased during the course of fiscal year 2008 because the Company’s stock price decreased. This affected the Company’s liability to directors who defer fees into hypothetical shares of Company common stock and was reflected in the Stock Awards column, resulting in negative values for Messrs. Joffe and Woodworth. In future filings, we will provide additional details as appropriate when the FAS 123R calculation results in a negative amount.

Peer Group Companies, page 27

6.	Comment:

In future filings, please explain how your compensation for named executive officers measures against the peer companies.

Response:

In future filings, we will explain how our compensation for named executive officers measures against peer companies. For fiscal year 2008, we reviewed total compensation (base pay, bonuses and equity incentive compensation) for the named executive officers in comparison to the peer companies identified in the Proxy Statement utilizing two third party subscriber-based data sources. We used the most current fiscal year data that was publicly available for the peer companies. Because our fiscal year does not conform to the fiscal years of each of the peer companies, data from a peer company’s preceding fiscal year was used in certain cases.

When compared against similar positions at the peer companies, the Company’s named executive officers’ total compensation (comprised of base pay, bonuses and equity compensation) for fiscal year 2008 fell below the 25th percentile in each case.

7.	Comment:

In future filings, please disclose whether you target each element of compensation against the peer companies. If so, please disclose how the actual compensation payments to each named executive officer fall within those targets. To the extent actual compensation was outside a targeted percentile range, please explain why.

Response:

In future filings, we will disclose that we do not target individual elements of compensation against the named peer companies. As stated above, we compare total compensation levels, but we do not look to target a certain percentile for any component of, or the sum total of, named executive officer compensation.

Please note that while our responses above include examples of intended revisions for future filings, our actual future disclosures are subject to change based on the facts and circumstances at the time.

Please do not hesitate to contact me at 650-312-2230 if you have any additional questions.

Sincerely,

/s/ Kenneth A. Lewis
Kenneth A. Lewis

Executive Vice President and Chief Financial Officer

Franklin Resources, Inc.

cc:	Melissa N. Rocha
Staff Accountant, United States Securities and Exchange Commission
Sherry Haywood
Attorney, United States Securities and Exchange Commission
Andrew Schoeffler
Attorney, United States Securities and Exchange Commission